Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

February 26, 2020	NR20-05

Alianza Minerals Closes Financing of $1.1 million

Alianza Minerals Ltd. (TSXV: ANZ  OTC: TARSF) (“Alianza” or the “Company”) is pleased to report that the recently announced financing has been closed and a total of $1.1 million raised by the issuance of 22,000,000 units at $0.05 per unit.

Jason Weber, President & CEO, noted that “with Alianza’s working capital covered for 2020 and into 2021, we are in an excellent position to build upon the upcoming drill program with Hochschild at our Horsethief Gold Project in Nevada, and advance or option out additional projects. Exploration expenditures in 2020 will exceed $1.5 million with the majority of that funded by our partners.”

Financing Terms

Each Unit is comprised of one common share and one common share purchase warrant at $0.05 per unit. The warrant is valid for three years from the date of closing of the offering and is exercisable at $0.10 to acquire one common share.

Finder’s fees of 7.5% in cash and 7.5% in finder’s warrants were paid to eligible parties.  All securities are subject to a four-month hold expiring on June 26, 2020.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded exploration to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has three projects optioned/leased out in Nevada and Yukon Territory, and is actively exploring on three others. Alianza’s current partners include Hochschild Mining PLC (LON: HOC) and Coeur Mining, Inc. (NYSE: CDE).

The Company has 104.4 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.